SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

                                                                                                           Commission File Number 000-04169
NOTIFICATION OF LATE FILING

    (Check One):   ____Form 10-K ____Form 11-K ____Form 20-F   X   Form 10-Q
    Form N-SAR

    For Period Ended: December 29, 2001

____Transition Report on Form 10-K                                                 ____Transition Report on Form 10-Q
____Transition Report on Form 20-F                                              ____Transition Report on Form N-SAR
____Transition Report on Form 11-K
            For the Transition Period Ended:____________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: __________________________________________________________________________
___________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant         SYS
Former name if applicable
       Systems Associates Inc. of California
Address of principal executive office
      9620 Chesapeake Drive, Suite 201
City, state and zip code          San Diego, California 92123

PART II
RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    Pending completion of the required review by our auditor, J. H. Cohn LLP, our 10-QSB will not be filed by the required date, February 12, 2002. We fully anticipate having the 10-QSB complete and filed within the five day extension allowed with this 12b-25 filing.

PART IV
OTHER INFORMATION

    (1)     Name and telephone number of person to contact in regard to this notification
     Michael W. Fink                                                              (858) 715-5500 ext.302
            (Name)                                                                 (Area Code) (Telephone Number)

    (2)     Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

X Yes        No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__Yes   X No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SYS
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 11, 2002                                                         By  /s/ Michael W. Fink
                                                                                                    Michael W. Fink, Secretary

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